

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

David C. Phelan
Executive Vice President and General Counsel
STATE STREET CORP
One Lincoln Street
Boston, Massachusetts 02111

> **Re: STATE STREET CORP**
> **Registration Statement on Form S-4**
> **Filed September 10, 2020**
> **File No. 333-248707**

Dear Mr. Phelan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Erika Robinson